UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BLYTH, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number)

Robert B. Goergen

c/o Blyth, Inc.

One East Weaver St.

Greenwich, Connecticut 06831

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

August 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09643P207

1		NAMES OF REPORTING PERSONS Robert B. Goergen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,022,929
	8	SHARED VOTING POWER 1,734,842
	9	SOLE DISPOSITIVE POWER 4,022,929
	10	SHARED DISPOSITIVE POWER 1,734,842
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,757,771
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] Excludes 209,690 shares held by Mrs. Goergen as to which Mr. Goergen disclaims beneficial ownership. (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1		NAMES OF REPORTING PERSONS Pamela M. Goergen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,690
	8	SHARED VOTING POWER 1,734,842
	9	SOLE DISPOSITIVE POWER 209,690
	10	SHARED DISPOSITIVE POWER 1,734,842
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,532
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X  ]

 Excludes an aggregate of 4,022,929 shares held directly by Mr. Goergen as to which Mrs. Goergen disclaims beneficial ownership.

(see Instructions)

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1		NAMES OF REPORTING PERSONS The Goergen Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 182,092
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 182,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,092
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP  No. 09643P207

1		NAMES OF REPORTING PERSONS Ropart Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,552,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,552,750
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,552,750
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14		TYPE OF REPORTING PERSON (see Instructions) OO-LLC

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 387,154
	8	SHARED VOTING POWER 1,903,416
	9	SOLE DISPOSITIVE POWER 387,154
	10	SHARED DISPOSITIVE POWER 1,903,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,570
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 11,359 shares held directly by Stacey Goergen as to which Robert B. Goergen, Jr. disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Todd A. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,966
	8	SHARED VOTING POWER 2,289,571
	9	SOLE DISPOSITIVE POWER 71,966
	10	SHARED DISPOSITIVE POWER 2,289,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,876
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X]

 Excludes an aggregate of 8,431 shares held directly by Emma Goergen as to which Todd A. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Stacey Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,359
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 11,359
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,359
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 2,290,570 shares held directly or indirectly by Robert B. Goergen, Jr. as to which Stacey Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Emma Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,431
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,431
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,431
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 2,295,876 shares held directly or indirectly by Todd A. Goergen as to which Emma Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (see Instructions) IN

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed on behalf of the Reporting Persons relating to shares of common stock of Blyth, Inc., a Delaware corporation (the “Issuer”), $0.02 par value per share (the “Common Stock”).  Amendment No. 6 amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2012,  as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on November 30, 2012, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 26, 2012, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on April 8, 2013, and as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 6, 2013 (“Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D and unless amended and supplemented hereby, all information previously filed remains in effect.

  Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by the addition of the following:

Since December 6, 2013, Mr. Goergen has given an aggregate of 19,324 shares of Common Stock, as gifts, to RBG, TAG, SG,EG and trusts fbo  their children.  Such shares are reflected in this Amendment No. 6 as beneficially owned by RBG, TAG, SG, EG and trusts fbo their children, as applicable.  In addition, since December 6, 2013, Mr. Goergen has (a) given 111,732 shares of Common Stock, as a gift, to The Goergen Foundation; such shares are reflected in this Amendment No. 6 as beneficially owned by Mr. Goergen, Mrs. Goergen, RBG and TAG; and (b) given an aggregate of 5 shares of Common Stock, as gifts, to persons other than Reporting Persons.

Since December 6, 2013, living trust for the benefit of Mr. Goergen has received a distribution of 22,690 shares of Common Stock from The Meliora Charitable Remainder Trust; such shares are reflected in this Amendment No. 6 as beneficially owned by Mr. Goergen.  By reason of such distribution, the beneficial interest of TAG in the shares of Common Stock owned by The Meliora Charitable Remainder Trust has been reduced by 22,690, which reduction is reflected in this Amendment No. 6.

Since December 6, 2013, certain stock awards granted to Mrs. Goergen have vested with the effect that Mrs. Goergen’s  beneficial ownership has increased by 3,000 shares in respect of such stock awards.  Such increase in beneficial ownership by Mrs. Goergen is reflected in this Amendment No. 6.

Since December 6, 2013, certain stock awards granted to RBG have vested with the effect that RBG’s beneficial ownership has increased by 23,045 shares of Common Stock in respect of such stock awards.  Such increase in beneficial ownership by RBG is reflected in this Amendment No. 6.

Since December 6, 2013, The Goergen Foundation has received a gift of 5,618 shares of Common Stock from a person, other than a Reporting Person; such shares are reflected in this Amendment No. 6 as beneficially owned by Mr. Goergen, Mrs. Goergen, RBG and TAG.

Item 4.  Purpose of the Transaction

Item 4 is supplemented by the addition of the following:

Support Agreement

On August 30, 2015, CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”) and CB Shine Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. Under the Merger Agreement, among other things, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the Common Stock, at a price per share of $6.00 (the “Offer Price”), in cash without interest, subject to any deduction or withholding of taxes required by applicable law. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), and the Issuer will survive the Merger as a direct wholly owned subsidiary of Parent. It is anticipated that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no vote of the Company’s stockholders required to consummate the Merger.

In connection with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a tender and support agreement with certain of the Reporting Persons party thereto in their capacity as stockholders of Blyth, Inc. (the “Supporting Shareholders”), dated as of August 30, 2015 (the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Stockholders have agreed to tender 6,332,173 shares of Common Stock beneficially owned by such stockholders in the Offer and otherwise support the transactions contemplated by the Merger Agreement. The Support Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms and the modification, waiver or amendment of the Merger Agreement, without the consent of the Supporting Stockholders, in a manner that reduces the amount or changes the form of consideration payable to such Supporting Stockholders. In such case, any shares tendered by the Supporting Stockholders would be returned to the Supporting Stockholders.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated by reference herein in its entirety.

The primary purpose of the transactions described above is for Parent, through Merger Sub, to acquire all of the outstanding shares of Common Stock. Parent required that the Supporting Stockholders agree to enter into the Support Agreement as part of the inducements for Parent and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Upon consummation of such transactions, the Issuer will become a wholly-owned subsidiary of Parent and the Common Stock will cease to be freely traded or listed and will be de-registered under the Act.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 16,138,413 shares outstanding as of July 31, 2015, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, plus, with respect to certain Reporting Persons, deferred vested restricted stock units as described in the following sentence.  Amounts shown as beneficially owned by Mrs. Goergen include 10,500 deferred vested restricted stock units held by Mrs. Goergen; amounts shown as beneficially owned by RBG include 11,942 deferred vested restricted stock units held by RBG.

(a), (b) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

(i)

(A)

Mr. Goergen beneficially owns directly 4,022,929 shares of Common Stock (all of which shares of Common Stock are held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is the trustee).  Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 209,690 shares of Common Stock directly beneficially owned by Mrs. Goergen.  Mr. Goergen disclaims beneficial ownership of the 209,690 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mr. Goergen is the President and a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 182,092 shares of Common Stock held by the Foundation.  Mr. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,552,750 shares of Common Stock held by Ropart.  Collectively, Mr. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mrs. Goergen and not Mr. Goergen) 35.7% of the outstanding shares of Common Stock.

(B)

Mrs. Goergen beneficially owns directly 209,690 shares of Common Stock (which includes 199,190 shares held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is the trustee, and 10,500 deferred vested restricted stock units).  Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 4,022,929 shares of Common Stock directly held by Mr. Goergen.  Mrs. Goergen disclaims beneficial ownership of the 4,022,929 shares of Common Stock directly beneficially owned by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mrs. Goergen is a member of the board of directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 182,092 shares of Common Stock held by the Foundation.  Mrs. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,552,750 shares of Common Stock held by Ropart.  Collectively, Mrs. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mr. Goergen and not Mrs. Goergen) 12.0% of the outstanding shares of Common Stock.

(C)

The Foundation beneficially owns directly 182,092 shares of Common Stock or 1.1% of the outstanding shares of Common Stock.

(D)

Ropart beneficially owns directly 1,552,750 shares of Common Stock or 9.6% of the outstanding shares of Common Stock.

(E)

RBG beneficially owns directly 365,501 shares of Common Stock (which includes 11,942 deferred vested restricted stock units).  RBG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,552,750 shares of Common Stock held by Ropart.  RBG may be deemed to beneficially own indirectly 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A. Goergen, and 101,146 shares of Common Stock held by a Generation Skipping Trust, as to each of which RBG is the co-trustee with TAG, and 21,653 shares of Common Stock held in different trusts for the benefit of his children, as to each of which he is the sole trustee.  RBG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 182,092 shares of Common Stock held by the Foundation.  RBG is the spouse of SG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 11,359 shares of Common Stock beneficially owned by SG.  RBG disclaims beneficial ownership of the 11,359 shares of Common Stock beneficially owned by SG, and the filing of this statement shall not be construed as an admission that RBG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  This report does not include 175,000 shares of Common Stock held by the Robert B. Goergen Jr. Irrevocable Trust, as to which RBG is the beneficiary, because none of the Reporting Persons have the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, RBG may be deemed to beneficially own (excluding shares beneficially owned by SG and the Robert B. Goergen Jr. Irrevocable Trust) 14.2% of the outstanding shares of Common Stock.

(F)

SG beneficially owns directly 11,359 shares of Common Stock.  SG is the spouse of RBG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 365,501 shares of Common Stock directly held by RBG, the aggregate of 168,574 shares of Common Stock indirectly beneficially owned by RBG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, and the Generation Skipping Trust, 21,653 shares of Common Stock indirectly beneficially owned by RBG as trustee of various trusts for the benefit of his children, the 1,552,750 shares of Common Stock indirectly beneficially owned by RBG through Ropart and the 182,092 shares of Common Stock indirectly beneficially owned by RBG through the Foundation.  SG disclaims beneficial ownership of the 2,290,570 shares of Common Stock beneficially owned by RBG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that SG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, SG may be deemed to beneficially own (excluding shares beneficially owned by RBG) 0.07% of the outstanding shares of Common Stock.

(G)

TAG beneficially owns directly 65,661 shares of Common Stock.  TAG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,552,750 shares of Common Stock held by Ropart.  TAG is a member of TAGAPT, LLC and may be deemed to beneficially own indirectly 80,000 shares of Common Stock held by TAGAPT, LLC.  TAG may be deemed to beneficially own indirectly 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A. Goergen, 101,146 shares of Common Stock held by the Generation Skipping Trust, as to each of which TAG is the co-trustee with RBG, and 6,305 shares of Common Stock held in trust for the benefit of his children, as to which he is the sole trustee.  TAG is the spouse of EG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 8,431 shares of Common Stock beneficially owned by EG.  TAG disclaims beneficial ownership of the 8,413 shares of Common Stock beneficially owned by EG, and the filing of this statement shall not be construed as an admission that TAG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  TAG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 182,092 shares of Common Stock held by the Foundation.  TAG is the co-trustee of The Meliora II Charitable Remainder Trust, and pursuant to Rule 13d-3, may be deemed to beneficially own 240,494 shares of Common Stock held by such trust. This report does not include 50,532 shares of Common Stock held by the Todd A. Goergen Irrevocable Trust, as to which TAG is the beneficiary, because none of the Reporting Persons has the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, TAG may be deemed to beneficially own (excluding shares beneficially owned by EG and shares held by the Todd A. Goergen Irrevocable Trust) 14.2% of the outstanding shares of Common Stock.

(H)

EG beneficially owns directly 8,431 shares of Common Stock.  EG is the spouse of TAG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 65,661 shares of Common Stock directly beneficially owned by TAG, the aggregate of 168,574 shares of Common Stock indirectly beneficially owned by TAG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, the Generation Skipping Trust, and the 6,305 shares of Common Stock indirectly beneficially owned by TAG as trustee of a trust for the benefit of his children, the 1,552,750 shares of Common Stock indirectly held by TAG through Ropart, the 80,000 shares of Common Stock held by TAGAPT, LLC, the 240,494 shares of Common Stock held by The Meliora II Charitable Remainder Trust of which TAG is the co-trustee, and the 182,092 shares of Common Stock held by the Foundation.  EG disclaims beneficial ownership of the 2,295,876 shares of Common Stock beneficially owned by TAG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that EG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, EG may be deemed to beneficially own (excluding shares beneficially owned by TAG) 0.05% of the outstanding shares of Common Stock.

 (ii)

(A)

Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 4,022,929 shares of Common Stock beneficially owned by him.

(B)

Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of an aggregate of 209,690 shares of Common Stock beneficially owned by her.

(C)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of the aggregate of 182,092 shares of Common Stock beneficially owned by the Foundation.

(D)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 1,552,750 shares of Common Stock beneficially owned by Ropart.

(E)

RBG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 365,501 shares of Common Stock beneficially owned directly by him.  RBG has the sole power to vote and dispose of, or direct the voting and disposition of the aggregate of 21,653 shares of Common Stock held by various trusts for the benefit of his children.  RBG has the shared power to vote and dispose or to direct the voting and disposition of the aggregate of 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A Goergen and 101,146 shares of Common Stock held by the Generation Skipping Trust.

(F)

SG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 11,359 shares of Common Stock beneficially owned by her.

(G)

TAG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 65,661 shares of Common Stock beneficially owned directly by him.  TAG has the sole power to vote and dispose of or direct the voting and disposition of the 6,305 shares of Common Stock held in trust for his children.  TAG has the shared power to vote and dispose of or, to direct the voting and disposition of the aggregate of 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A Goergen, 101,146 shares of Common Stock held by the Generation Skipping Trust, 240,494 shares of Common Stock held by The Meliora II Charitable Remainder Trust and 80,000 shares of Common Stock held by TAGAPT, LLC.

(H)

EG has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 8,431 shares of Common Stock beneficially owned by her.

(c)  The Reporting Persons have not engaged in transactions with respect to the Issuer’s Common Stock in the past sixty (60) days, except for the entry into the Support Agreement by the Supporting Shareholders.

(d)   Except as set forth in this Item 5, no person other than those listed above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Support Agreement

As described in Item 4 hereto, certain of the Reporting Persons have entered into a Support Agreement.  The information set forth in Item 4 with respect to the Support Agreement is incorporated by reference into this Item 6 in its entirety.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

Exhibit 99.4

Letter dated December 11, 2013, from RBG to CVSL, Inc. (Previously Filed).

Exhibit 99.5

Tender and Support Agreement, dated as of August 30, 2015, among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and certain stockholders of Blyth, Inc. party thereto.

Exhibit 24

Power of Attorney for Reporting Persons, dated July 20, 2012 (Previously Filed).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information in this Amendment No. 6 is true, complete and correct.

Dated: August 31, 2015

ROBERT B. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen
PAMELA M. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Pamela M. Goergen
THE GOERGEN FOUNDATION, INC. By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, President
ROPART INVESTMENTS, LLC By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, Manager
ROBERT B. GOERGEN, JR. By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, Jr.
TODD A. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Todd A. Goergen
STACEY GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Stacey Goergen
EMMA GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Emma Goergen

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K field on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

Exhibit 99.4

Letter dated December 11, 2013 from Robert B. Goergen, Jr. to CVSL, Inc. (Previously Filed)

Exhibit 99.5

Tender and Support Agreement, dated as of August 30, 2015, among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and certain stockholders of Blyth, Inc. party thereto.

Exhibit 24

Power of Attorney for Reporting Persons, dated July 20, 2012 (Previously Filed).